AMENDMENT NO. 8 TO DISTRIBUTION AGREEMENT

This Amendment No. 8 (the “Amendment”) is made by and between Schwab Strategic Trust (“Company”) and SEI Investments Distribution Co. (“Distributor”) as of December 12, 2019 (“Amendment Effective Date”), and hereby amends the Distribution Agreement entered into by Company and Distributor dated October 12th, 2009, as amended (the “Agreement”). All capitalized terms not defined in this Amendment shall have the meanings set forth in the Agreement.

WHEREAS, Distributor and Company wish to amend the Agreement pursuant to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises set forth below and for other good and valuable consideration, receipt and adequacy of which is hereby acknowledged, the Parties mutually agree as follows:

1.	Termination. The following shall be added to the end of Section 8.02 (Termination) of the Agreement:

“Company may terminate the Agreement and replace Distributor with an affiliate as principle underwriter to the funds upon 180 days prior written notice to Distributor. Furthermore, in the event the Services Agreement dated October 9, 2009 between Charles Schwab Investment Management, Inc. and the Distributor is terminated, this Agreement shall automatically be deemed to be terminated effective as of the same date.”

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the last date below.

SCHWAB STRATEGIC TRUST	SEI INVESTMENTS DISTRIBUTION CO.

By: /s/ George M Pereira	By: /s/ Maxine J. Chou
Name: George Pereira	Name: Maxine J. Chou
Title: Senior Vice President	Title: CFO & COO
Date: 12/12/2019	Date: 1/22/2020